Exhibit 99.1

August 13, 2026

Globant Reports 2026 Second Quarter Financial Results

LUXEMBOURG / August 13, 2026 - Globant (NYSE: GLOB) today announced results for the three and six months ended June 30, 2026.

“Glob.AI ARR reached $52.8 million in the second quarter, up 61% quarter-over-quarter, and we now expect no less than $110 million exiting 2026. Alongside that, Globant’s revenue for Q2 reached $614.4 million and free cash flow reached $12.6 million in the quarter, compared to negative $2.9 million a year ago, capping our strongest first half of cash generation on record. Last week we opened Glob.AI to the entire market, a single platform where any enterprise can deploy AI Pods and pay on the output or consumption they receive rather than on the hours behind it. Supported by partnerships with Anthropic, Vercel and OpenAI, among others, we are changing how our services are delivered and how they are priced,” explained Martín Migoya, Globant’s CEO and co-founder.

“In the second quarter of 2026, Globant demonstrated resilient execution, generating $614.4 million in revenue—within our guided range—and delivering record free cash flow generation for the first half of the year. Expansion across our top accounts remained strong, reflecting a 6.9% year-over-year increase in our top 50 clients alongside accelerating market adoption of our higher-margin AI Pods and Glob.AI platform. To navigate broader market volatility and to align with our business model transformation needs, we proactively optimized our structure during the quarter, all while we continued executing on our share repurchase program,” explained Juan Urthiague, Globant’s CFO.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

Second Quarter 2026 Financial Highlights

•	Revenues were $614.4 million, remaining generally unchanged from the prior year quarter.
•	IFRS Gross Profit Margin was 33.9% compared to 35.4% in the second quarter of 2025.
•	Non-IFRS Adjusted Gross Profit Margin was 36.5% compared to 38.1% in the second quarter of 2025.
•	IFRS Profit from Operations Margin was 3.2% compared to 1.0% in the second quarter of 2025.
•	Non-IFRS Adjusted Profit from Operations Margin was 13.2% compared to 15.0% in the second quarter of 2025.
•	IFRS Diluted EPS was $0.04 compared to $(0.05) in the second quarter of 2025.
•	Non-IFRS Adjusted Diluted EPS was $1.40 compared to $1.53 in the second quarter of 2025.

Other Financial Highlights as of and for the quarter ended June 30, 2026

•	Cash and cash equivalents and Short-term investments were $168.8 million as of June 30, 2026.
•	The Company invested $25.0 million during the second quarter, completing its original share repurchase program. As of June 30, 2026, the Company had $125.0 million available for repurchase under its new share repurchase authorization.
•	Globant completed the second quarter of 2026 with 27,411 Globers, 25,632 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the second quarter of 2026 was as follows: 52.8% from North America (top country: US), 20.8% from Latin America (top country: Argentina), 20.9% from Europe (top country: Spain) and 5.5% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the second quarter of 2026 represented 8.9%, 21.6% and 30.6% of revenues, respectively.
•	During the twelve months ended June 30, 2026, Globant served a total of 904 customers (with revenues over $100,000 in the last twelve months), with 331 accounts generating more than $1 million of annual revenues, compared to 339 for the same period one year ago.
•	In terms of currencies, 63.0% of Globant’s revenues for the second quarter of 2026 were denominated in US dollars.

2026 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2026:

•	Third quarter 2026 Revenues are estimated to be in the range of $607 million to $615 million, representing a 1.6% to 0.3% year-over-year decline. This outlook includes a positive FX impact of 25 basis points.
•	Third quarter 2026 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 13.5% to 14.5%.
•	Third quarter 2026 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.43 to $1.53 (assuming an average of 43.2 million diluted shares outstanding during the third quarter).
•	Fiscal year 2026 Revenues are estimated to be in the range of $2,428 million to $2,462 million, implying a 1.1% year-over-year decline to 0.3% year-over-year revenue growth. This expected growth includes a positive FX impact of 70 basis points.
•	Fiscal year 2026 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 13.5% to 14.5%.
•	Fiscal year 2026 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $5.75 to $6.15 (assuming an average of 43.6 million diluted shares outstanding during 2026).

1 Represents Asia, Oceania and the Middle East.

Shareholder Letter, Conference Call and Webcast

A shareholder letter will be available in the Investor Relations section of Globant’s website.

Martin Migoya, Chief Executive Officer and co-founder, Diego Tártara, Chief Technology Officer, Juan Urthiague, Chief Financial Officer, and Fernando Matzkin, Chief Revenue Officer, will discuss the results in a video conference call and a live Q&A session beginning today at 4:30 pm ET.

Video conference call access information is:

https://more.globant.com/F2Q26EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we help organizations thrive in a digital and AI-powered future. Our industry-focused solutions combine technology and creativity to accelerate enterprise transformation and design experiences customers demand. Through digital reinvention, our subscription-based AI Pods, and Globant Enterprise AI platform, we turn challenges into measurable business results and promised savings into real impact.

We have more than 27,400 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS Accounting Standards. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, business optimization costs, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of June 30, 2026 and December 31, 2025 and its condensed interim consolidated statements of comprehensive income for the three and six months ended June 30, 2026 and 2025, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, business optimization costs, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Additionally, while we have concluded, for the three- and six-month periods ended June 30, 2026 presented in the condensed interim consolidated statements of comprehensive income included in this press release, that our goodwill and intangible assets are not impaired, changes in economic or operating conditions impacting our estimates and assumptions could, as noted in our most recent Form 20-F, result in the impairment of our goodwill and intangible assets in future periods.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenues	1,221,502	1,225,265	614,417	614,180
Cost of revenues	(803,785)	(794,394)	(406,181)	(396,539)
Gross profit	417,717	430,871	208,236	217,641

Selling, general and administrative expenses	(312,749)	(321,238)	(154,343)	(159,543)
Net impairment losses on financial assets	(2,486)	(6,339)	(1,692)	(4,660)
Business Optimization Costs	(32,346)	(47,580)	(32,346)	(47,580)
Other operating income and expenses, net	1,391	—	—	—
Profit from operations	71,527	55,714	19,855	5,858

Finance income	3,161	1,923	1,339	978
Finance expense	(18,640)	(20,599)	(9,208)	(10,972)
Other financial results, net	1,461	861	(299)	(239)
Financial results, net	(14,018)	(17,815)	(8,168)	(10,233)

Share of results of investment in associates	(51)	6	14	23
Other income and expenses, net	(2,436)	(3,385)	(7,353)	(114)
Profit before income tax	55,022	34,520	4,348	(4,466)

Income tax	(12,645)	(7,749)	(741)	742
Net income for the period	42,377	26,771	3,607	(3,724)

Other comprehensive income (loss) net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(14,539)	80,377	(8,896)	51,288
- Remeasurement on defined benefit plan	553	—	357	—
- Net change in fair value on financial assets measured at FVOCI	(182)	(5,798)	(182)	(5,798)
- Gains and losses on cash flow hedges	2,888	13,158	6,504	3,000
Total comprehensive income for the period	31,097	114,508	1,390	44,766

Net income attributable to:
Owners of the Company	38,746	28,252	1,767	(2,383)
Non-controlling interest	3,631	(1,481)	1,840	(1,341)
Net income for the period	42,377	26,771	3,607	(3,724)

Total comprehensive income for the period attributable to:
Owners of the Company	29,346	109,574	299	41,850
Non-controlling interest	1,751	4,934	1,091	2,916
Total comprehensive income for the period	31,097	114,508	1,390	44,766

Earnings per share
Basic	0.90	0.64	0.04	-0.05
Diluted	0.89	0.62	0.04	-0.05
Weighted average of outstanding shares (in thousands)
Basic	43,035	44,177	42,858	44,298
Diluted	43,405	45,424	43,228	44,298

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of June 30, 2026 and December 31, 2025

(In thousands of U.S. dollars, unaudited)

	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	163,766	243,742
Investments	5,049	6,594
Trade receivables	622,794	577,673
Other assets	32,816	35,117
Other receivables	78,564	84,405
Other financial assets	8,893	6,226
Total current assets	911,882	953,757

Non-current assets
Investments	2,578	2,489
Other assets	3,164	4,424
Other receivables	61,148	49,496
Deferred tax assets	99,049	91,065
Investment in associates	1,053	1,727
Other financial assets	30,990	29,930
Property and equipment	127,602	137,331
Intangible assets	312,126	345,951
Right-of-use assets	87,208	100,542
Goodwill	1,595,460	1,601,523
Total non-current assets	2,320,378	2,364,478
TOTAL ASSETS	3,232,260	3,318,235

LIABILITIES
Current liabilities
Trade payables	118,374	112,590
Payroll and social security taxes payable	196,530	203,395
Borrowings	19,364	19,666
Other financial liabilities	97,811	169,605
Lease liabilities	25,739	28,511
Tax liabilities	20,969	33,205
Income tax payable	14,121	10,730
Other liabilities	1,568	2,591
Total current liabilities	494,476	580,293

Non-current liabilities
Trade payables	1,312	3,684
Borrowings	402,591	347,040
Other financial liabilities	50,179	90,499
Lease liabilities	70,160	78,428
Deferred tax liabilities	26,469	30,906
Income tax payable	2,077	1,428
Payroll and social security taxes payable	2,144	2,358
Contingent liabilities	8,929	21,963
Total non-current liabilities	563,861	576,306
TOTAL LIABILITIES	1,058,337	1,156,599

Capital and reserves
Issued capital	52,112	52,604
Additional paid-in capital	1,159,072	1,167,979
Other reserves	(102,121)	(92,721)
Retained earnings	1,004,485	965,739
Total equity attributable to owners of the Company	2,113,548	2,093,601
Non-controlling interests	60,375	68,035
Total equity	2,173,923	2,161,636
TOTAL EQUITY AND LIABILITIES	3,232,260	3,318,235

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	June 30, 2026	June 30, 2025
Net Income for the period	3,607	(3,724)
Non-cash adjustments, taxes and others	60,976	57,883
Changes in working capital	(34,366)	(32,281)
Cash flows from operating activities	30,217	21,878
Capital expenditures	(17,584)	(24,735)
Cash flows from investing activities	(22,134)	(68,763)
Cash flows from financing activities	(39,213)	103,757
Net increase/decrease in cash & cash equivalents	(31,130)	56,872

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six Months Ended		Three Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Reconciliation of adjusted gross profit
Gross profit	417,717	430,871	208,236	217,641
Depreciation and amortization expense	23,734	22,241	12,145	11,085
Share-based compensation expense - Equity settled	7,147	13,203	3,841	5,513
Adjusted gross profit	448,598	466,315	224,222	234,239
Adjusted gross profit margin	36.7%	38.1%	36.5%	38.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(312,749)	(321,238)	(154,343)	(159,543)
Depreciation and amortization expense	52,573	59,594	26,029	29,939
Share-based compensation expense - Equity settled	29,729	27,660	14,835	14,275
Acquisition-related charges (a)	3,495	12,206	(922)	5,639
Adjusted selling, general and administrative expenses	(226,952)	(221,778)	(114,401)	(109,690)
Adjusted selling, general and administrative expenses as % of revenues	(18.6)%	(18.1)%	(18.6)%	(17.9)%

Reconciliation of adjusted profit from operations
Profit from operations	71,527	55,714	19,855	5,858
Share-based compensation expense - Equity settled	36,876	40,863	18,676	19,788
Business optimization costs (b)	32,346	47,580	32,346	47,580
Acquisition-related charges (a)	25,534	38,477	9,982	18,872
Adjusted profit from operations	166,283	182,634	80,859	92,098
Adjusted profit from operations margin	13.6%	14.9%	13.2%	15.0%

Reconciliation of net income for the period
Net income for the period	38,746	28,252	1,767	(2,383)
Share-based compensation expense - Equity settled	37,234	40,378	19,047	19,359
Business optimization costs (b)	32,294	46,453	32,294	46,453
Acquisition-related charges (a)	42,249	54,266	23,906	26,309
Tax effect of non-IFRS adjustments	(25,012)	(31,811)	(16,665)	(20,035)
Adjusted net income	125,511	137,538	60,349	69,703
Adjusted net income margin	10.3%	11.2%	9.8%	11.3%

Calculation of adjusted diluted EPS
Adjusted net income	125,511	137,538	60,349	69,703
Diluted shares	43,405	45,424	43,228	45,545
Adjusted diluted EPS	2.89	3.03	1.40	1.53

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.
(b)	One-time charges for the three and six months ended June 30, 2026 and 2025, related to the Company’s Business Optimization Programs initiated in April 2026 and April 2025, respectively. These charges, primarily related to workforce resizing and office reductions, have been excluded from non-IFRS results as these are one-time and unusual in nature.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Total Employees	30,084	29,020	28,773	28,510	27,411
IT Professionals	28,097	27,123	26,906	26,702	25,632

North America Revenues %	54.1	53.8	53.8	53.5	52.8
Latin America Revenues %	19.7	19.9	21.1	20.5	20.8
Europe Revenues %	19.6	19.4	19.3	19.7	20.9
New Markets Revenues %	6.6	6.9	5.8	6.3	5.5

USD Revenues %	64.1	63.2	64.0	64.5	63.0
Other Currencies Revenues %	35.9	36.8	36.0	35.5	37.0

Top Customer %	8.6	8.7	8.5	8.9	8.9
Top 5 Customers %	20.3	20.7	20.5	21.1	21.6
Top 10 Customers %	29.3	29.5	29.4	30.5	30.6

Customers Served (Last Twelve Months)*	981	978	944	943	904
Customers with >$1M in Revenues (Last Twelve Months)	339	339	336	333	331

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Gregorio Lascano, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant